

2Q 2005 Results Report

(Billions of KRW)

	2005 2Q	2005 1Q	2004 2Q
Sales	5,615	5,959	6,029
Gross Profit	1,395	1,496	1,508
Operating Income	144	280	393
Ordinary Income	216	77	672
Net Income	151	83	494

- *These 2nd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

82-3857



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